UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: December 10, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release dated December 10, 2014 entitled “CNOOC signs PSCs with KUFPEC”

Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED

For Immediate Release

CNOOC signs PSCs with KUFPEC

(Hong Kong, December 10, 2014) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced today that its parent company, China National Offshore Oil Corporation (“CNOOC”), has signed three production sharing contracts (PSCs) with KUFPEC (China) Inc. (“KUFPEC”) for Blocks 52/22、52/26 and 63/13 in the South China Sea.

The three blocks mentioned above are located in the Yinggehai Basin of the South China Sea. Block 52/22 covers a total area of 1,896 square kilometers, and has a water depth of 60-300 meters; Block 52/26 covers a total area of 1,783 square kilometers, and has a water depth of 80-160 meters; Block 63/13 covers a total area of 698 square kilometers, and has a water depth of 80-140 meters.

According to the terms of the PSCs, CNOOC shall act as the operator of the three blocks mentioned above. Expenditures incurred during the exploration period will be borne by CNOOC and KUFPEC in a proportion of 20% and 80% of participating interest, respectively. Both parties will conduct 3D seismic data surveys and will drill exploration wells. Once entering the development phase, CNOOC  has the right to participate in up to 70% of the working interest in any commercial discoveries in the blocks. After signing the abovementioned PSCs, CNOOC will assign all of its rights and obligations under such contracts, except for those relating to CNOOC’s administrative functions, to CNOOC China Limited, a subsidiary of CNOOC Limited.

— End —

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words

"expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including the 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
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For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang
Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990
E-mail: cathy.zhang@hkstrategies.com